UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
(Rule 14d-101)
(Amendment No. 1)
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
Zynerba Pharmaceuticals, Inc.
(Name of Subject Company)
Zynerba Pharmaceuticals, Inc.
(Name of Persons Filing Statement)
COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)
98986X109
(CUSIP Number of Class of Securities)
Armando Anido
Zynerba Pharmaceuticals, Inc.
Chairman and Chief Executive Officer
80 W. Lancaster Avenue, Suite 300
Devon, Pennsylvania 19333
(484) 581-7505
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:
Rachael M. Bushey, Esq.
Jennifer L. Porter, Esq.
Laura K. Umbrecht, Esq.
Goodwin Procter LLP
One Commerce Square
2005 Market St., 32nd Floor
Philadelphia, PA 19103
(445) 207-7800
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Explanatory Note:
This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Zynerba Pharmaceuticals, Inc., a Delaware corporation (“Zynerba” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on August 28, 2023, relating to the tender offer by Xylophone Acquisition Corp., a Delaware corporation (“Purchaser”), a wholly owned subsidiary of Harmony Biosciences Holdings, Inc., a Delaware corporation (“Harmony Biosciences”), to acquire all of the issued and outstanding shares of Zynerba’s common stock, par value $0.001 per share (the “Shares”) for (i) $1.1059 per Share in cash, subject to any applicable withholding of taxes and without interest, plus (ii) one contingent value right per Share, subject to any applicable withholding of taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, filed by Harmony Biosciences and Purchaser with the SEC on August 28, 2023 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal filed by Harmony Biosciences and Purchaser with the SEC on August 28, 2023 (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”).
All page references used herein refer to pages in the Schedule 14D-9 before any additions or deletions resulting from the supplemental disclosures, and capitalized terms used herein, unless otherwise defined, have the meanings set forth in the Schedule 14D-9. Underlined and bolded text shows text being added to a referenced disclosure in the Schedule 14D-9 and stricken-through text shows text being deleted from a referenced disclosure in the Schedule 14D-9. Except as specifically noted herein, the information set forth in the Schedule 14D-9 remains unchanged. This Amendment is being filed to reflect certain updates as set forth below.
ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON
Item 2 of the Schedule 14D-9 is hereby amended and supplemented as follows:
The disclosure under the heading “Tender Offer” is hereby amended and supplemented by replacing the first paragraph under such heading on page 2 of the Schedule 14D-9 in its entirety with the following:
This Schedule 14D-9 relates to a tender offer by Xylophone Acquisition Corp., a Delaware corporation (“Purchaser”), a wholly owned subsidiary of Harmony Biosciences Holdings, Inc., a Delaware corporation (“Harmony Biosciences”), to acquire all of the issued and outstanding Shares for (i) $1.1059 per Share (the “Closing Amount”), in cash, subject to any applicable withholding of taxes and without interest, plus (ii) one contingent value right (each, a “CVR”) per Share (the “CVR Amount”), which represents the right to receive contingent payments, in cash, of up to approximately $2.5444 per Share, subject to any applicable withholding of taxes and without interest, upon the achievement of the milestones set forth in, and subject to and in accordance with the terms and conditions of, the CVR Agreement (as defined in Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Harmony Biosciences and Purchaser and their Affiliates—CVR Agreement below) (the Closing Amount plus the CVR Amount, collectively, being the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 28, 2023 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”).
ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
Item 3 of the Schedule 14D-9 is hereby amended and supplemented as follows:
The disclosure under the heading “Arrangements with Harmony Biosciences and Purchaser and Their Affiliates – CVR Agreement” is hereby amended and supplemented by replacing the first paragraph and the first bullet point on page 5 of the Schedule 14D-9 in its entirety with the following:
Each CVR represents the non-transferable right to receive the following Milestone Payments, which represent up to approximately $2.5444 in additional cash per Share, if any, without interest thereon and less any applicable withholding taxes, with each Milestone Payment conditioned upon the achievement of the applicable milestone as follows (each, a “Milestone”):
•
Milestone 1: An aggregate milestone payment of $15,000,000, or approximately $0.2747 per Share, payable upon the completion of Zynerba’s ongoing RECONNECT (ZYN2-CL-033) clinical trial (the “Pivotal Study”) for Zynerba’s lead product candidate, Zygel™ (ZYN002) (“Zygel” or the “Product”) by or before June 30, 2026.

ITEM 8.	ADDITIONAL INFORMATION
Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:
The disclosure under the heading “Golden Parachute Compensation” is hereby amended and supplemented by replacing the second full paragraph under such heading on page 48 of the Schedule 14D-9 in its entirety with the following:
The table below sets forth, for the purposes of this golden parachute disclosure, the amount of payments and benefits that each of Zynerba’s named executive officers would receive, assuming that (i) the Effective Time occurs on August 24, 2023 (which is the assumed date solely for purposes of this golden parachute compensation disclosure); (ii) each of Zynerba’s named executive officers experiences a qualifying termination of employment at the Effective Time; (iii) Company Options with exercise prices that are less than $2.71 per share, and Company RSAs, outstanding as of August 24, 2023 are cancelled in exchange for the consideration described above under “Item 3. Past Contacts, Transactions, Negotiations and Agreements-Treatment of Equity Awards in the Transaction”; (iv) no named executive officer receives any additional equity grants or retention awards on or prior to the Effective Time; (v) the Milestones set forth in the CVR Agreement are achieved and holders of Company Options and Company RSAs receive the Closing Amount plus the maximum amount payable for one CVR (i.e., approximately $3.65), less the applicable exercise price in the case of Company Options, or in the case of Company Options with an exercise price greater than the Closing Amount (i.e., $1.1059 per share), the maximum amount payable for one CVR (i.e., approximately $2.5444 per Share), less the portion of the exercise price that exceeds the Closing Amount; and (vi) no named executive officer enters into any new agreement with Zynerba or Harmony Biosciences or becomes entitled to, prior to the Effective Time.
The disclosure under the heading “Legal Proceedings” is hereby amended and supplemented by replacing the entire sentence under such heading on page 55 of the Schedule 14D-9 in its entirety with the following:
In connection with the Transactions, three complaints have been filed by purported stockholders of the Company against the Company and the Zynerba Board as individual actions in the United States District Courts (collectively, the “Complaints”). Two Complaints have been filed in the United States District Court for the District of Delaware, captioned, Smith v. Zynerba Pharmaceuticals, Inc., et al., Case No. 1:23-cv-00947-UNA (filed August 30, 2023) and Floyd v. Zynerba Pharmaceuticals, et al., Case No. 1:23-cv-00958-UNA (filed August 31, 2023). One Complaint has been filed in the United Stated District Court for the Eastern District of Pennsylvania, captioned Wilson v. Zynerba Pharmaceuticals, et al., Case No. 2:23-cv-03502 (filed September 8, 2023).
The Complaints generally allege that the Schedule 14D-9 filed by the Company with the SEC on August 28, 2023 in connection with the Offer made pursuant to the Merger Agreement misrepresents and/or omits certain purportedly material information relating to the Company’s financial projections, the financial analyses conducted by the financial advisor to the Zynerba Board in connection with the Transactions, and the events leading to the signing of the Merger Agreement. The Complaints assert violations of Section 14(d) and Section 14(e) of the Exchange Act, and Rule 14d-9 promulgated thereunder, against all defendants (the Company and the Zynerba Board) and violations of Section 20(a) of the Exchange Act against the Zynerba Board. The Complaints seek, among other things, to enjoin the consummation of the Merger unless and until certain additional and allegedly material information is disclosed to the Company’s stockholders, recission and damages if the Transactions are implemented, costs of the action, including reasonable attorneys’ and expert fees and expenses, and other relief the court may deem just and proper.
In addition, between August 29 and September 13, 2023, the Company received demand letters from thirteen purported stockholders of the Company alleging that the Schedule 14D-9 omits purportedly material information related to the Transactions, including a demand made by a purported Zynerba stockholder on September 6, 2023, pursuant to Section 220 of the DGCL seeking certain books and records related to the Transactions and related matters (collectively, the “Demand Letters”).
The Company cannot predict the outcome of the Complaints or Demand letters (collectively, the “Stockholder Actions”), nor can the Company predict the amount of time and expense that will be required to resolve the Stockholder Actions. The Company believes that the Stockholder Actions are without merit and the Company and Zynerba Board intend to vigorously defend against the Stockholder Actions and any subsequently filed actions.

If additional similar complaints and demands are filed and/or received, absent new or significantly different allegations, the Company will not necessarily disclose such additional actions.
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: September 14, 2023
Zynerba Pharmaceuticals, Inc.

By:	/s/ Armando Anido
Name:	Armando Anido
Title:	Chairman and Chief Executive Officer